Aleafia Health Completes Strategic Investment in Australia’s CannaPacific Pty
Limited

  Global Expansion Underway with 10% Equity Investment in Licensed Cannabis Cultivator
  CannaPacific among Australia’s only Federally Licensed Cultivators with projected 108,000 sq. ft. Greenhouse

TORONTO, Jan. 18, 2019 -- Aleafia Health Inc. (TSXV: ALEF: OTCQX: ALEAF, FRA: ARAH) (“Aleafia Health”) or the (“Company”) is announcing its global expansion with the closing of its previously announced investment in CannaPacific Pty Limited (“CannaPacific”), a federally licensed Australian medical cannabis company located in New South Wales, Australia.

CannaPacific is licensed by the Office of Drug Control (ODC) of Australia to cultivate medical cannabis (License MC020/18) and to research medical cannabis (License RL 012/18). CannaPacific has also applied for a manufacturer’s license which has been reviewed by the ODC.

The transaction was completed pursuant to the terms of an Investment Agreement (the “Investment Agreement”) dated January 17, 2019 between CannaPacific, Aleafia Health and CannaPacific’s founder shareholder, Dennis Partners Pty Limited as trustee for Dennis Partners Trust (the “Investment Agreement”). Under the Investment Agreement, Aleafia acquired 10% of the ordinary shares of CannaPacific from the Founder for AUS $100 and Aleafia agreed to contribute to CannaPacific USD $150,000 in working capital in two tranches of USD $75,000 over a six (6) month period. Aleafia also acceded to CannaPacific’s Shareholders Agreement. The TSX Venture Exchange consented to the investment on January 16, 2019.

EARLY MOVER ADVANTAGE WITH 108,000 SQ. FT. GREENHOUSE

CannaPacific recently won the bid to acquire a horticultural property with extensive greenhouses and infrastructure. The property is situated in the iconic Byron Bay region of New South Wales. Upon closing of the property acquisition, CannaPacific will begin retrofitting of the facility, which boasts 108,000 sq. ft. (10,000 sq. m.) of greenhouse cultivation area. The acquisition significantly accelerates CannaPacific’s early mover advantage in Australia’s budding medical cannabis sector. The property also has local government approval for a subsequent 110,000 sq. ft. expansion of the facility. CannaPacific is currently preparing an amendment to their existing licences to conduct cultivation and research at this property.

CannaPacific aims to supply the Australian medical cannabis patients with pharmaceutical grade medical cannabis products. The market size is expected to grow from USD $52 million in 2018 to USD $1.2 billion in 2027, according to BDS Analytics. CannaPacific also intends to export medical cannabis, which was recently authorized by the Australian federal government.

CannaPacific’s management is composed of veterans of medicine, pharmaceutical manufacturing and sales, oncology, hospital management, plant science and cannabis cultivation.

ALEAFIA HEALTH MEDICAL CANNABIS LEADERSHIP

Aleafia will assist CannaPacific in the establishment of dedicated medical cannabis clinics, with shared expertise across patient treatment and education, physician recruitment and training, treatment best practices and clinic operations.

Upon the closing of the Company’s previously announced acquisition of Emblem Corp. (TSXV: EMC, OTCQX: EMMBF) (“Emblem”), expected in Q1 2019 following satisfaction of previously announced transaction conditions, CannaPacific will leverage Emblem’s product innovation expertise, with a portfolio of high-margin derivate products including oils, capsules and sprays.

“This strategic investment in an emerging medical cannabis market marks Aleafia’s first step towards a broader global expansion,” said Aleafia Chairman Julian Fantino. “Much like Canada’s medical cannabis industry a decade ago, early movers like CannaPacific featuring strong management, financial backing and technical expertise will capture significant market share.”

“This transaction will place Aleafia at the epicentre of what we expect will be a major growth centre in the global medical cannabis market,” said Aleafia CEO Geoffrey Benic. “Aleafia will soon boast global distribution networks in Germany (upon completion of the Emblem acquisition) and Australia, complementing our cannabis cultivation, clinics and adult-use retail in Canada.”

“We are delighted to have Aleafia as a strategic investor,” said CannaPacific CEO Joshua Dennis. “With a major cannabis cultivation facility and strategic relationship with medical cannabis leader, we expect to accelerate our first to market strategy in Australia along with our objective of becoming a major exporter of medical cannabis products.”

About Aleafia:

Aleafia is a vertically integrated, national cannabis health and wellness company with major medical clinic, cannabis cultivation and R&D operations. The company is a federally licensed producer and vendor of cannabis and will reach an annual production capacity of 98,000 kg of dried cannabis in 2019. Aleafia operates medical cannabis clinics staffed by physicians and nurse practitioners, with over 50,000 patients. The company is highly differentiated, maintaining the largest medical cannabis dataset in the world.

About CannaPacific:

CannaPacific is a licensed Medical Cannabis Company based in Newcastle and the Macleay Valley on the mid-north coast of New South Wales (NSW), Australia. CannaPacific has been granted licenses to cultivate and research medical cannabis in Australia and is in the process of constructing a 53,000 sq. ft. greenhouse cultivation and research facility. This project will position CannaPacific as a high-quality low-cost Australian producer. The CannaPacific Team comprises experts in the medical, clinical trials, plant Science, technology and pharmaceutical industries with vast experience and world class capability.

For more information visit www.cannapacific.com.au.

For Investor & Media Relations, please contact:
Nicholas Bergamini, VP Public Affairs
416-860-5665
IR@AleafiaInc.com

Neither Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company's current expectations. When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. The forward-looking statements and information in this press release includes information relating to the implementation of Aleafia Health's and/or CannaPacific’s business plan. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the implementation of Aleafia Health's and/or CannaPacific’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, obtaining of regulatory approvals, and the volatility of the Company's common share price and volume. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

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